DRONEDEK CORPORATION
Notice to Certain Stockholders
Pursuant to Section 228 of the Delaware General Corporation Law

This notice is being sent to inform you that the resolutions set forth in the Joint Written Consent of the Majority Stockholder and Board of Directors attached hereto as <u>Exhibit A</u> have been adopted by written consent of the stockholders of DRONEDEK CORPORATION having at least the minimum number of votes necessary to authorize or take the action in accordance with the General Corporation Law of the State of Delaware (the "<u>DGCL</u>").

This notice is being sent pursuant to Section 228(e) of the DGCL and shall constitute notice to each nonvoting stockholder entitled to notice under the DGCL.

DRONEDEK CORPORATION

By: _____
    EC9EE00A5E34462...

Dan O'Toole

Chief Executive Officer

Dated: February 7, 2022

EXHIBIT A

Joint Written Consent

See attached.

72581764v2

**JOINT WRITTEN CONSENT
OF THE MAJORITY STOCKHOLDER
AND BOARD OF DIRECTORS OF
DRONEDEK CORPORATION**

The undersigned, being all of the members of the board of directors (the "Board") and the stockholder representing the majority of outstanding interest (the "Majority Stockholder") of DRONEDEK CORPORATION, a Delaware corporation (the "Company"), acting by this joint written consent (this "Joint Written Consent") without a meeting pursuant to Sections 141 and 228 of the General Corporation Law of the State of Delaware, do hereby consent to the adoption of the following resolutions and the taking of the following actions, with the same force and effect as if such resolutions were approved and adopted at a duly constituted meeting of the stockholders and the Board:

WHEREAS, effective September 15, 2021, the Company effected a 2-for-1 stock split (the "Stock Split") of its common stock, par value $0.0001 per share (the "Common Stock");

WHEREAS, following the Stock Split, the Board and the Majority Stockholder have determined that it is in the best interests of the Company to adopt that certain Certificate of Amendment to the Certificate of Incorporation of the Company, to be substantially in the form attached hereto as Exhibit A (the "Certificate of Amendment"), for the purpose of decreasing the par value of the Common Stock from $0.0001 to $0.00005;

NOW, THEREFORE, BE IT RESOLVED, that the Board and the Majority Stockholder hereby approve of the Company's adoption of the Certificate of Amendment in all respects;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized to execute, deliver and file the Certificate of Amendment with the Secretary of State of the State of Delaware and to pay any fees related to such filing;

RESOLVED FURTHER, that, at any time prior to the effectiveness of the filing of the Certificate of Amendment, the Board and Majority Stockholder reserve the right to abandon and not file the Certificate of Amendment if the Board and the Majority Stockholder, in their discretion, determine that the same is no longer in the best interests of the Company;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and empowered to take all such further action and to execute, deliver and file all such further agreements, certificates, instruments and documents, in the name and on behalf of the Company, to pay or cause to be paid all expenses and to take all such other actions as they or any one of them shall deem necessary, desirable, advisable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions;

RESOLVED FURTHER, that any and all acts taken and any and all agreements or other instruments executed on behalf of the Company by any officer or officers of the Company prior to the execution hereof with regard to any of the transactions or agreements authorized or approved by any or all of the foregoing resolutions be, and they hereby are, ratified, confirmed, adopted and approved;

RESOLVED FURTHER, that this Joint Written Consent may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same final instrument; and

RESOLVED FURTHER, that this Joint Written Consent may be executed by electronic transmission, and, upon such execution, shall have the same force and effect as an original for all purposes hereunder.

[*SIGNATURE PAGE FOLLOWS*]

72581738v2

IN WITNESS WHEREOF, the undersigned have executed this Joint Written Consent, each as of the date set forth opposite his or her name.

BOARD

DocuSigned by:
EC9EE00A5E34462...
Dan O'Toole — Date: 2/25/2022

DocuSigned by:
John Ritchison
5F8BA6BFE37A445...
John Ritchison — Date: 2/16/2022

DocuSigned by:
Neerav Shah
BC79A9DB963446F...
Neerav Shah — Date: 2/25/2022

DocuSigned by:
93F955A40FC842A...
Stacia O'Toole — Date: 2/22/2022

DocuSigned by:
Richard Ohrn
478C32786A184E1...
Richard Ohrn — Date: 2/16/2022

DocuSigned by:
Lois O'Toole
F9DC8CA93A5F40F...
Lois O'Toole — Date: 2/18/2022

DocuSigned by:
Greg Beriault
2DC288F7E44E4BF...
Greg Beriault — Date: 2/18/2022

MAJORITY STOCKHOLDER

By: DocuSigned by:
EC9EE00A5E34462...
Dan O'Toole — Date: 2/25/2022

[*SIGNATURE PAGE TO JOINT WRITTEN CONSENT*]

<u>**EXHIBIT A**</u>

Certificate of Amendment

See attached.

Delaware



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "DRONEDEK CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2022, AT 2:40 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7953896 8100
SR# 20220781682

Authentication: 202793201
Date: 03-01-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF DRONEDEK CORPORATION

DRONEDEK CORPORATION (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

1.   This Certificate of Amendment (the "Certificate of Amendment") amends certain provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on April 30, 2020, as amended (the "Certificate of Incorporation"), as set forth herein.

2.   Article IV of the Certificate of Incorporation is hereby amended and restated, in its entirety, as follows:

> The total number of shares of stock which the Corporation shall have authority to issue is Two Hundred Million (200,000,000) shares of common stock, par value $0.00005.

3.   This Certificate of Amendment was duly adopted in accordance with the provisions of Sections 141, 228 and 242 of the DGCL.

4.   Except as expressly amended in this Certificate of Amendment, all other provisions of the Certificate of Incorporation shall remain in full force and effect as originally adopted.

*[**SIGNATURE PAGE FOLLOWS**]*

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:40 PM 02/28/2022
FILED 02:40 PM 02/28/2022
SR 20220781682 - File Number 7953896

72581664v2

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed by an authorized officer as of the date set forth below.

DocuSigned by:

EC9EE00A5E34462...

Dan O'Toole, Chief Executive Officer

Date: February 7, 2022

[*SIGNATURE PAGE TO CERTIFICATE OF AMENDMENT*]